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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     ---------------------------------------
                                   SCHEDULE TO

                                 (Rule 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                                   Genset S.A.
                            (Name of Subject Company)

                                  Serono S.A.,
                           Serono France Holding S.A.
                                       and
                                   Serono B.V.
                       (Name of Filing Persons (Offerors))

             Ordinary Shares, nominal value of (euro)3.00 per share
                                       and
   American Depositary Shares evidenced by American Depositary Receipts, each
     American Depositary Share representing one-third of one Ordinary Share
                         (Title of Class of Securities)

                                    37244T104
                      (CUSIP Number of Class of Securities)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011-41-22-739-3113
                                    Copy to:

        Jean-Marie Ambrosi                           William A. Groll
Cleary, Gottlieb, Steen & Hamilton          Cleary, Gottlieb, Steen & Hamilton
      41, Avenue de Friedland             City Place House, 55 Basinghall Street
        75008 Paris, France                  London EC2V 5EH, United Kingdom
       011 33 1 40 74 68 00                        011 44 207 614 2200


                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             ----------------------
                            Calculation of Filing Fee
--------------------------------------------------------------------------------
   Transaction Valuation*                            Amount of Filing Fee**
         $34,722,144                                       $3,194.44
--------------------------------------------------------------------------------

* Estimated solely for purposes of calculating the filing fee in accordance with Section 14(g)(3) of the Exchange Act. The Transaction Valuation was calculated on the basis of (i) the offer price of (a) Euro 3.25 for each of the 6,944,007 ADSs outstanding; (b) Euro 9.75 for each of the 300,352 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act and the 62,257 ordinary shares that would be issued to U.S. holders upon exercise of outstanding options that are, or will become, exercisable prior to the expiration of the offer; (c) Euro 102.64 for each of the 86,695 OCEANEs held by U.S. holders, and (d) Euro 1.00 for each of the 9,000 warrants held by U.S. holders issued prior to June 2002 and Euro 6.50 for each of the 15,000 warrants held by U.S. holders issued during June 2002 (which results in an aggregate value offered in this tender offer in euro of Euro 35,108,335) and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on July 10, 2002) of U.S. $0.9890 for one euro. The number of Shares, options to purchase Shares, OCEANEs and warrants held by U.S. holders and the number of ADSs is based on the most current information provided to the bidder by Genset S.A. as of the commencement of this offer, as modified to reflect information provided by Genset subsequently about the number of OCEANEs and warrants held by U.S. holders.

** The filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, is $92 for every $1,000,000 of the aggregate amount of cash proposed to be offered.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,326.00                        Filing Party:  Serono S.A. and Serono France Holding S.A.
Form or Registration No.: Schedule TO                    Date Filed:  July 16, 2002
Amount Previously Paid: $868.44                          Filing Party: Serono S.A., Serono France Holding S.A.
                                                         and Serono B.V.
Form or Registration No.: Schedule TO, Amendment No. 1   Date Filed:  August 21, 2002

                             ----------------------
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject    [ ] going-private transaction
         to Rule 14d-1.                          subject to Rule 13e-3.
     [ ] issuer tender offer subject to      [ ] amendment to Schedule 13D
         Rule 13e-4.                             under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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


This Amendment No. 5 (this "Amendment") amends and supplements the Schedule TO filed on July 16, 2002, as previously amended (the "Schedule TO"). This Amendment is the final amendment to the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the U.S. Offer to Purchase (previously filed as Exhibit 99(a)(1) to the Schedule TO).

Item 8.    Interest in Securities of the Subject Company; and

Item 11.   Additional Information

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs:

           "Serono and Genset issued a joint press release on October 31, 2002 announcing the expiration of the subsequent offering period. The full text of the press release is filed as Exhibit 99(a)(20) to this Amendment and is incorporated by reference in its entirety.

           Based upon a preliminary count by the receiving agent for the U.S. offer, 6,745 shares, 202,385 ADSs and 3,500 OCEANEs were tendered during the subsequent offering period in the United States and have been accepted for payment. Together with the shares, ADSs, OCEANEs and warrants already held by Serono, Serono now owns an aggregate of 87.3% of the outstanding Genset shares (including shares represented by ADSs), 98.8% of the outstanding OCEANEs and 100% of the warrants expiring in 2003, 2004, 2005, 2006 and 2007. In addition to these securities, Serono will purchase the securities tendered in the international offer during the subsequent offering period once the French Conseil des marches financiers ("CMF") determines the number of securities that were validly tendered in the international offer during the subsequent offering period. The CMF is expected to announce the final results of the international offer on or about November 8, 2002."

Item 12.   Exhibits

The following exhibits are added to Item 12 of the Schedule TO:

99(a)(20)  Joint Press Release issued by Serono and Genset on October 31, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2002

                                               SERONO S.A.

                                                    /s/ Jacques Theurillat
                                               ---------------------------------
                                                         (Signature)

                                                      Jacques Theurillat
                                               ---------------------------------
                                                       (Name and Title)

                                                   Director and Deputy CEO
                                               ---------------------------------


                                               SERONO FRANCE HOLDING S.A.

                                                    /s/ Jacques Theurillat
                                               ---------------------------------
                                                         (Signature)

                                                      Jacques Theurillat
                                               ---------------------------------
                                                       (Name and Title)

                                                           Director
                                               ---------------------------------


                                               SERONO B.V.

                                                    /s/ Jacques Theurillat
                                               ---------------------------------
                                                         (Signature)

                                                      Jacques Theurillat
                                               ---------------------------------
                                                       (Name and Title)

                                                           Director
                                               ---------------------------------


                                                      /s/ Paul Wilkinson
                                               ---------------------------------
                                                         (Signature)

                                                        Paul Wilkinson
                                               ---------------------------------
                                                       (Name and Title)

                                                  Authorized Representative
                                               ---------------------------------